SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Borqs Technologies, Inc.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G1466B103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. G1466B103	13 G	Page 2 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Ventures II, L.P. (“GSR II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

2,592,083 shares, all of which are directly owned by GSR II, except that GSR Partners II, L.P. (“Partners II”), the general partner of GSR II, and GSR Partners II, Ltd (“GSR II Ltd”), the general partner of Partners II, may be deemed to have sole voting power, and Richard Lim, James Ding, Alexander Pan, Kevin Fong and Ryann Yap, the members of GSR II Ltd (the “Members”), may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,592,083 shares, all of which are directly owned by GSR II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,592,083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.1%[1]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

1 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 3 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, L.P. (“Partners II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,747,607 shares, (i) of which 2,592,083 are directly owned by GSR II and (ii) 155,524 are directly owned by GSR Associates II, L.P. (“Associates II”), except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

2,747,607 shares, (i) of which 2,592,083 are directly owned by GSR II and (ii) 155,524 are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,747,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.5%[2]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

2 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, Ltd. (“GSR II Ltd”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,747,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.5% [3]
12	TYPE OF REPORTING PERSON (See Instructions)	OO

3 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 5 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Associates II, L.P. (“Associates II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

155,524 shares, all of which are directly owned by Associates II, except that Partners II, the general partner of Associates II, and GSR II Ltd, the general partner of Partners II, may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

155,524 shares, all of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	155,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.5% [4]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

4 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 6 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Lim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,747,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.5% [5]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

5 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 7 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Ding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,747,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.5% [6]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

6 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 8 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Alexander Pan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,747,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.5% [7]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

7 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 9 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kevin Fong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,747,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.5% [8]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

8 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 10 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ryann Yap

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

2,747,607 shares, (i) 2,592,083 of which are directly owned by GSR II and (ii) 155,524 of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,747,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.5% [9]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

9 As reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 14, 2018, as of December 14, 2018, the total number of ordinary shares outstanding was

32,186,692.

CUSIP NO. G1466B103	13 G	Page 11 of 17

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by (i) GSR Ventures II, L.P., a Cayman Islands limited partnership (“GSR II”); (ii) GSR Partners II, L.P., a Cayman Islands limited partnership (“Partners II”); (iii) GSR Partners II, Ltd, a Cayman Islands exempted company (“GSR II Ltd”); (iv) GSR Associates II, L.P., a Cayman Islands limited partnership (“Associates II”); (v) Richard Lim (“Lim”), a citizen of the United States; (vi) James Ding (“Ding”), a citizen of Hong Kong; (vii) Alexander Pan (“Pan”), a citizen of Hong Kong; (viii) Kevin Fong (“Fong”), a citizen of the United States; and (ix) Ryann Yap (“Yap”), a citizen of Singapore (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Borqs Technologies, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Tower A, Building B23, Universal Business Park

No. 10 Jiuxianqiao Road

Chaoyang District, Beijing 100015

People's Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by GSR II, Partners II, GSR II Ltd, Associates II, Lim, Ding, Pan, Fong and Yap. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Partners II is the general partner of GSR II and Associates II and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by GSR II and Associates II. GSR II Ltd is the general partner of Partners II and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by GSR II and Associates II. Lim, Ding, Pan, Fong and Yap are the members of GSR II Ltd (the “Members”), and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by GSR II and Associates II.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Persons is:

c/o Golden Sand River, Ltd.

Floor 4 Willow House, Cricket Square

KY1-9010, Grand Cayman, Cayman Islands

ITEM 2(C)	CITIZENSHIP

GSR II, Associates II and Partners II are Cayman Islands exempted limited partnerships. GSR II Ltd is a Cayman Islands exempted company. Lim and Fong are United States citizens. Ding and Pan are citizens of Hong Kong. Yap is a citizen of Singapore.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Ordinary Shares, no par value

ITEM 2(E)	CUSIP NUMBER

G1466B103

CUSIP NO. G1466B103	13 G	Page 12 of 17

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2018.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of GSR II, Associates II and Partners II, and the memorandum and articles of association of GSR II Ltd, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. G1466B103	13 G	Page 13 of 17

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. G1466B103	13 G	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

Entities:	GSR Ventures II, L.P.

GSR Associates II, L.P.

GSR Partners II, L.P.

GSR Partners II, Ltd.

By:	/s/ Ryann Yap
Ryann Yap, Attorney-in-fact for
the above-listed entities

Individuals:	Richard Lim

James Ding

Alexander Pan

Kevin Fong

Ryann Yap

By:	/s/ Ryann Yap
Ryann Yap, Attorney-in-fact for
the above-listed individuals

CUSIP NO. G1466B103	13 G	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP NO. G1466B103	13 G	Page 16 of 17

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Borqs Technologies, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. G1466B103	13 G	Page 17 of 17

exhibit B

POWER OF ATTORNEY

Ryann Yap has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.